SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/S/ R.L. VAN IPEREN
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: October 10, 2005

Océ N.V.

P.O. Box 101 5900 MA Venlo, the Netherlands
+31 77 359 2240	Printing for
Professionals

Océ results third quarter and nine months 2005*

	Third quarter				Nine months
In million €	2005	2004		organic	2005	2004
Revenues	649.6	645.7	0.6%	0.6%	1,912.8	1,950.3
Operating income	13.6	16.6	–18.5%	–11.5%	42.1	81.3
Net income	8.9	14.1	–37.3%	–31.9%	28.6	52.7

In € per share
Net income	0.10	0.16	–37.3%	—	0.32	0.60

	Third quarter				Nine months
In million €	2005	2004			2005	2004
Operating income	13.6	16.6			42.1	81.3
Financial activities	4.1	10.0			14.3	39.0
Profit on sale of lease contracts	0.4	8.1			3.2	20.8
Operating income commercial activities (exclusive book profit on sale of leases)	9.1	–1.5			24.6	21.5

•	Third quarter revenues corrected for the sale of leases increased by 3.0% on an organic basis.

•	Sales of new printing systems increased by 12.2% in the quarter. This brings growth for the first three quarters to 12.3%.

•	Revenues from service contracts rose by 0.2% thanks to the continuing increase in the sales of new printing systems.

•	Océ made a tender offer on September 16 to acquire Imagistics International Inc., a US distributor of copiers and printers with revenues of USD 609 million (2004).

•	Operating income from commercial activities, excluding book profit on the sale of the lease portfolio, is expected to increase in 2005 by 20% compared with 2004.

Rokus van Iperen, chairman of the Board of Executive Directors of Océ N.V.:

“Océ has shown a clear improvement during the third quarter, with growth in the sales of printing systems again reaching double-digit level. This continuing growth in new machine sales has led to a stabilization in revenues from service contracts, which account for 45% of Océ’s turnover. The trend now appears to have turned, and gives us grounds for optimism about future prospects.

The recently announced acquisition of Imagistics International Inc. will strengthen our distribution power in the USA, enabling us to achieve one of our most important strategic goals.

We expect the operating income from commercial activities in 2005 to be significantly higher than the 2004 result.”

*	The figures in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2004 there have been no changes in the accounting principles used for financial reporting.

Results third quarter 2005

Revenues corrected for the sale of leases increased by 3.0% on an organic basis. This growth was driven primarily by the increase of 12.2% in the sales of new printing systems. Almost all product lines showed significantly higher sales compared with the preceding year. Recurring revenues (excluding leases) declined on an organic basis by 0.4%. This is a significant improvement of the trend, in view of the fact that these revenues still showed a decline on an organic basis of 2.5% in the second quarter of 2005. The improvement was caused mainly by higher revenues from service contracts (0.2%) compared with the third quarter of 2004.

A breakdown of the development of recurring revenues over the past five quarters is shown on page 10.

The book profit on the sale of the lease portfolio was € 0.4 million (2004: € 8.1 million).

The gross margin was positively influenced by 1.6% thanks to higher revenues and the associated better utilisation of manufacturing capacity. Total gross margin was the same as in the third quarter of 2004 because of the effect of the results on hedging transactions (–0.2%) and of the lower lease revenues (–1.4%).

Operating expenses rose by 1.8%. To ensure that the positive trend in the development of revenues is maintained in the longer term, the investments (expenses) of the Strategic Business Units in their marketing and sales activities were increased. The operating expenses rose in accordance with the growth strategy of Océ. Cost control will remain an important focus for Océ; this means that operating expenses will increase less rapidly than revenues in the future.

Operating income amounted to € 13.6 million (2004: € 16.6 million). Corrected for the sale of leases (€ 15.0 million) and exchange rate effects (€ 1.2 million), operating income increased by € 13.2 million compared to the third quarter of 2004.

Financial expense (net) declined by 20.5% to € 3.9 million because of a reduction in the level of debt.

Income taxes totalled 1.9%. Taxes will decline further in the fourth quarter because of a supplementary R&D credit claim worth € 4.8 million.

Net income was € 8.9 million (2004: € 14.1 million).

Per ordinary share outstanding the net income was € 0.10 (2004: € 0.16).

Results by Strategic Business Unit

In Digital Document Systems (DDS) revenues in the third quarter were € 442.6 million (2004: € 441.3 million).

Corrected for the sale of leases, the organic growth in revenues was 3.3%.

Sales of printing systems increased by 15.7% on an organic basis.

The operating income of DDS amounted to – € 4.4 million (2004: € 3.6 million). The DDS result was strongly influenced by the decline in lease revenues, because of the greater reliance of this market on leasing in the sales of machines.

Demand for the Océ CPS800 and Océ CPS900 colour printers remains high, and production capacity for these printers has recently been increased. Black-and-white printers are also subject to continuing strong demand. In addition, the specific marketing campaigns to increase the installed base of machines at customers, with the aim of generating higher print volumes, are proving successful. The increasing sales of printers and the intensified marketing campaigns in DDS, will lead to rising revenues from service contracts, and as a result to a positive operating income.

Revenues in Wide Format Printing Systems (WFPS) were € 207.0 million (2004: € 204.4 million). Sales of printing systems increased by 6.0% on an organic basis.

Recurring revenues increased as a result of higher service revenues and a strong growth in demand for colour toners and inks.

The operating income of WFPS increased to € 18.0 million (2004: € 13.0 million).

The result of WFPS is a good one by any standards. Through the leadership position on the world market, WFPS is able to gain full benefit from the increasing demand for colour printers. The fact that the installed base of colour printers is now steadily increasing means that sales of colour toners and inks are also rising.

The good sales performance and the higher recurring revenues enabled WFPS to more than compensate for the lower lease revenues.

Results nine months 2005

Revenues amounted to € 1,912.8 million.

Revenues corrected for the sale of leases increased by 1.7% on an organic basis, while exchange rate effects caused a reduction of 1.3%. Sales of machines rose by 12.3% on an organic basis.

Because of the order book position at the beginning of the fourth quarter, we expect that the growth in printing system sales will continue.

Book profit on the sale of the lease portfolio was € 3.2 million (2004: € 20.8 million).

Interest income from leases declined by € 28.6 million.

Recurring revenues excluding lease declined by 1.9% on an organic basis.

The gross margin was 40.3% (2004: 41.9%). Of the decline compared with 2004, 0.4% was caused by hedging transaction results and 1.4% by the sale of the lease portfolio. Volume-mix effects increased the gross margin by 0.2%.

Operating income was € 42.1 million (2004: € 81.3 million).

Net income was € 28.6 million (2004: € 52.7 million).

Per ordinary share outstanding the net income was € 0.32 (2004: € 0.60).

Acquisition of Imagistics International Inc.

On September 16, 2005 Océ announced its intention to make a cash tender offer for the common stock of Imagistics International Inc. This offer will expire on October 17, 2005. Imagistics International Inc. is a supplier of document imaging solutions in the USA, Canada and the UK, with revenues of USD 609 million in 2004.

The acquisition will mean a major increase in the distribution power of Océ, especially in the USA.

The product ranges of Imagistics International Inc. and Océ are complementary, which will allow significant synergy effects to be achieved.

Through this acquisition Océ will be in an even better position to offer its customers a complete range of products.

Outsourcing of lease activities

The value of the existing lease contracts sold to lease partners during the past nine months is € 48.8 million. The book profit on the sale was € 3.2 million (2004: € 20.8 million).

The total value of leases on the balance sheet at the end of the third quarter was € 347.7 million.

The sale of leases will be accelerated in connection with the planned acquisition of Imagistics International Inc.

Commercial versus financial results

	Third quarter
In million €	2005	2004
Commercial activities
Revenues	640.8	630.0
Operating income	9.5	6.6	*
Profit on sale of lease contracts	0.4	8.1
Operating income (excl. sale of lease contracts)	9.1	–1.5	*

Financial activities
Revenues	8.8	15.7
Operating income	4.1	10.0

*	After impairment costs of € 7.3 million.

Balance sheet and cash flow

The balance sheet total at the end of the third quarter was € 2,039 million.

This is a decline of € 233 million compared with the third quarter of 2004 (€ 2,272 million).

The decline was to a significant effect due to lower lease receivables, and to the fact that a part of the cash on the balance sheet was used for the repayment of loans (€ 92 million).

The free cash flow in the first nine months amounted to € 12.6 million.

Interim dividend

An interim dividend of € 0.15 per ordinary share will be paid for the financial year 2005. The ex-dividend date is October 10, 2005. The interim dividend will be paid entirely in cash, and will be payable from October 26, 2005.

Prospects

The third quarter shows a clear improvement in the trend of revenues from service contracts.

Sales of printing systems were good.

Both the revenues from service contracts and the sales of printing systems are expected to remain at a good level in the fourth quarter.

In view of these developments, we expect the operating income from commercial activities for 2005, excluding book profit from the sale of the lease portfolio, to increase by approximately 20% compared with 2004 (to € 38 million).

Océ N.V.

October 7, 2005

For further information:

Océ N.V.

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 22 40

E-mail investor@oce.com

Consolidated Statement of Operations

Period December 1, 2004 to August 31, 2005	Third quarter		Nine months
Results in million €	2005	2004	2005	2004
Revenues from sales, rentals and service	640.8	630.0	1,885.2	1,894.1
Interest from financial lease	8.8	15.7	27.6	56.2

Total revenues	649.6	645.7	1,912.8	1,950.3
Cost of sales, rentals and service	388.1	385.4	1,141.7	1,132.9
Gross margin	261.5	260.3	771.1	817.4
Operating expenses	247.9	236.4	729.0	728.8
Impairment	—	7.3	—	7.3
Operating income	13.6	16.6	42.1	81.3
Financial expense (net)	3.9	4.8	10.6	14.5
Income before income taxes, equity in income of unconsolidated companies and minority interest	9.7	11.8	31.5	66.8
Income taxes	0.2	–2.9	1.6	12.4
Income before equity in income of unconsolidated companies and minority interest	9.5	14.7	29.9	54.4
Equity in income of minority interests	—	—	0.4	0.2
Income before minority interest	9.5	14.7	30.3	54.6
Minority interest in net income of subsidiaries	0.6	0.6	1.7	1.9
Net income	8.9	14.1	28.6	52.7
Free cash flow	29.4	102.4	12.6	192.8
Average number of ordinary shares outstanding (x 1,000)	83,802	83,515	83,677	83,478
Per ordinary share in €
Net income	0.10	0.16	0.32	0.60

Consolidated Balance Sheet

	Third quarter		End of financial year
In million €	2005	2004	2004	2003
Assets
Intangible fixed assets	32	38	37	49
Tangible fixed assets	499	484	481	494
Financial fixed assets	335	421	360	561
Inventories	330	334	317	310
Accounts receivable and prepaid expenses	719	849	725	952
Cash and cash equivalents	124	146	313	55

Total	2,039	2,272	2,233	2,421

Liabilities
Total shareholders’ equity	734	732	714	713
Minority interest	37	38	38	39
Long term liabilities (provisions)	503	545	516	596
Long term debt	293	385	438	381
Short term debt	33	99	43	168
Other current liabilities	439	473	484	524

Total	2,039	2,272	2,233	2,421

Changes in shareholders’ equity

Period December 1, 2004 till August 31, 2005	Nine months 2005	2004
In million €
Amount at December 1, 2004/2003	714	713

Net income	29	53
Dividend	–36	–36
Movement repurchased shares Option plan	3	1
Foreign currency translations	24	1

Amount at August 31	734	732

Abridged Consolidated Statement of Cash Flow

Period December 1, 2004 till August 31, 2005	Nine months 2005	2004
In million €
Cash flow from operating activities
Net income	29	53
Depreciation	104	110
Impairment	—	7
Investments less divestments in rental equipment and movements in financial lease receivables	–21	33
Long term liabilities (provisions), inclusive provisions for financial lease and short term assets	–6	–29
Trade accounts and other receivables	6	11
Inventories	–14	–45
Trade accounts payable	–13	–24
Net change in other working capital accounts	–48	–56

Cash flow from operating activities	37	60

Cash flow from investing activities
Capital expenditure on intangible assets	–6	–11
Capital expenditure less divestments in property, plant and equipment	–67	–62
Capital expenditure on other financial assets	—	1
Net change in unconsolidated companies	—	—
Sale of lease portfolio	49	205

Cash flow from investing activities	–24	133

Free cash flow	13	193

Cash flow from financing activities
Interest bearing loans	–164	–65
Movement repurchased shares Option plan	3	1
Dividend	–40	–39
Other	–3	–3

Cash flow from financing activities	–204	–106

Translation differences	2	4

Changes in cash and cash equivalents	–189	91

Breakdown of changes recurring revenues per quarter

In percentage points of total recurring revenues	2004 3th quarter	2004 4th quarter	2005 1st quarter	2005 2nd quarter	2005 3th quarter
Population related revenues:
- DDS	–2.2	–4.3	–1.9	–1.9	–0.4
- WFPS	0.2	0.0	0.2	–0.1	0.6
Business Services	1.5	–0.2	–0.8	–0.5	–0.3
Imaging Supplies	–0.6	–1.0	–0.4	0.0	–0.3
Total recurring revenues excluding interest income lease	–1.1	–5.5	–2.9	–2.5	–0.4
Interest income lease	–1.6	–2.0	–2.1	–2.3	–1.4
Total recurring revenues	–2.7	–7.5	–5.0	–4.8	–1.8

Océ Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of high-quality and innovative products and services for use by professionals in print and document management processes. The company focuses primarily on professional environments in which large volumes of documents are processed. Océ’s customers are therefore mainly active in the industrial and printing sectors as well as in office environments. For this purpose Océ develops and manufactures its own advanced machines and systems for use in the production, distribution and management of documents. Océ also offers its customers innovative services in the areas of consultancy, outsourcing and – in cooperation with partners – financing. Océ has built up a solid reputation as an innovator, both technologically and commercially. Océ’s products and services are renowned for their high quality, reliability, productivity, durability, ease of use, environmental friendliness and low total cost of ownership.

Most of Océ’s products and services are offered via the company’s own direct sales and service organisations. The Océ organisation is specifically tailored to serve the market segments that are of strategic relevance to the business. This gives customers direct access to their supplier; at the same time it provides Océ with a constant flow of market and customer information, which allows Océ to anticipate and respond quickly and effectively to changing market needs. In a number of countries part of the product range is made available via specialised distributors.

In-house product development and consistent investment in Research & Development are characteristic features of Océ. They provide Océ with its own unique technology base, which largely forms the cornerstone for the success of the product range. Océ’s innovative capacity is also broadened and reinforced via alliances with strategic partners and via cooperation with co-developers.

Océ operates in eighty countries and has its own sales companies in some thirty countries. The company has about 21,000 employees, 40 per cent of whom work in sales and service. Océ’s research and manufacturing facilities are located in the Netherlands, Germany, Belgium, France, the Czech Republic, Romania, the United States and Canada.

In 2004 Océ achieved revenues of € 2.7 billion and net income of € 78 million.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, you should refer to pages 69 to 73 of the annual report for 2004, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.

p.o. Box 101, 5900 MA Venlo,

the Netherlands

Telephone: (+31) (0) 77 3592240

Telefax: (+31) (0) 77 3595436

Océ on the Internet:

http://www.investor.oce.com

E-mail: info@oce.com

Trade register Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Printing for

Professionals